EXHIBIT 12

Computation of Ratios of Earnings to Fixed Charges

(Amounts in thousands except Ratio of Earnings to Fixed Charges)	Fiscal Year
Earnings:	2016	2015	2014	2013	2012
Add:
Income before taxes	$523,717	$539,101	$549,061	$485,210	$443,415
Fixed charges	68,838	63,158	63,098	64,194	59,009
Amortization of capitalized interest	4,723	4,198	3,734	3,087	2,864
Less:
Capitalized interest	(4,035)	(5,893)	(5,572)	(6,629)	(6,762)
Total Earnings available for fixed charges	$593,243	$600,564	$610,321	$545,862	$498,526

Fixed Charges:
Interest expense	$52,989	$46,062	$46,067	$46,767	$41,753
Capitalized interest	4,035	5,893	5,572	6,629	6,762
Portion of rental expense which represents interest factor(1)	11,814	11,203	11,459	10,798	10,494
Total Fixed charges	$68,838	$63,158	$63,098	$64,194	$59,009
Ratio of Earnings to Fixed Charges	8.62%	9.51%	9.67%	8.5%	8.45%
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(1) Represents one-third of rental expense, which we deem to be a reasonable estimate of the portion of our rental expense that is attributable to interest.